ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated December 18, 2009 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2009, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current variable annuity Contract Prospectus and Contract Prospectus Summary for future reference.

1. Footnote 2 under the Maximum Contract Holder Transaction Expenses in the Fee Table section on page 6 of the Contract Prospectus is hereby deleted and replaced with the following:

   [2] This is the difference between the rate applied and the rate credited on loans under your contract. Currently the loan interest rate spread for most contracts is 2.5% per annum. For certain contracts issued in the state of New York, the loan interest rate applied is 6.0% and the loan interest rate credited is 6.0%. We reserve the right to apply a spread of up to 3.0% per annum. For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. See "Loans."

2. The Loan Interest paragraph in the Loans section on page 33 of the Contract Prospectus is hereby deleted and replaced with the following:

   Loan Interest. Interest will be applied on loan amounts. The difference between the rate applied and the rate credited on the loans under most contracts is currently 2.5% (i.e., a 2.5% loan interest rate spread). For certain contracts issued in the state of New York, the current rate applied is 6.0% and the current rate credited is 6.0%. We reserve the right to apply a loan interest rate spread of up to 3.0%.

   In addition, the information contained in the Loan Interest paragraph in the Loans section on page 23 of the Contract Prospectus Summary is hereby deleted and replaced with the following:

   Loan Interest — Interest will be applied on loan amounts. The difference between the rate applied and the rate credited on the loans under most contracts is currently 2.5% (i.e., a 2.5% loan interest rate spread). For certain contracts issued in the state of New York, the current rate applied is 6.0% and the current rate credited is 6.0%. For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of up to 3.0%.

3. The subsection entitled Calculating the Value of the Death Benefit in the Death Benefit section on page 36 of the Contract Prospectus and on pages 24 and 25 of the Contract Prospectus Summary is hereby deleted and replaced with the following:

Calculating the Value of the Death Benefit. The death benefit under these contracts is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation (the date of the next close of the New York Stock Exchange) following our receipt of proof of death and a payment request in good order at the address listed in the "Contract Overview – Questions: Contacting the Company" section, where:

(a) is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and

(b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable. See Appendix I and the Guaranteed Accumulation Account prospectus for further information regarding the MVA.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account pro-rata across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in the "Contract Overview – Questions: Contacting the Company" section.

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in the "Contract Overview – Questions: Contacting the Company" section.

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, plus or minus any applicable MVA, as of the next valuation following our receipt of the distribution request in good order at the address listed in the "Contract Overview – Questions: Contacting the Company" section. The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.